UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 ____________________________

FORM SD

Specialized Disclosure Report

____________________________________

Autoscope Technologies Corporation

(Exact name of registrant as specified in its charter)

Minnesota	0-26056	86-3685595
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification No.)

1115 Hennepin Avenue, Minneapolis, MN	55403
(Address of principal executive offices)	(Zip Code)

Frank G. Hallowell

Chief Financial Officer

  (612) 438-2363
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

SECTION 1 - Conflict Minerals Disclosure

ITEM 1.01 Conflict Minerals Disclosure and Report

Autoscope Technologies Corporation (the “Company”) has filed a Conflict Minerals Report with the Securities and Exchange Commission as Exhibit 1.01 hereto, which is publicly available at www.autoscope.com.

ITEM 1.02 Exhibit

The Company has filed as Exhibit 1.01 to this Form SD the Conflict Minerals Report required by Item 1.01 of Form SD.

SECTION 2 - Exhibits

ITEM 2.01 Exhibits

Exhibit Number                    Description

Exhibit 1.01                          Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Autoscope Technologies Corporation

By: /s/ Frank G. Hallowell
Frank G. Hallowell, Chief Financial Officer

Date: May 24, 2022